787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: David Orlic, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 108 to Registration Statement on Form N-1A
Securities Act File No. 033-52742
Investment Company Act File No. 811-07238

Dear Mr. Orlic:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on December 4, 2018, regarding Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 109 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SA American Funds VCP Managed Allocation Portfolio, a series of the Registrant (the “Portfolio”).

For your convenience, the substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement has been filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

GENERAL COMMENT

Comment 1:

With respect to the subsection entitled “Fees and Expenses of the Portfolio,” please provide the Staff with a completed fee table and expense example at least five days prior to the effective date of the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response 1:

The Registrant submits that it has sent the Staff to review a draft Post-Effective Amendment containing a completed fee table and expense example at least five days prior to the effective date of the Amendment.

PROSPECTUS

Comment 2:

In the subsection entitled “Fees and Expenses of the Portfolio,” please confirm that the “Management Fee” line item in the fee table reflects the total management fee before waivers. Please also delete the footnote references from this line item.

Response 2:	The Registrant confirms that the “Management Fee” line item reflects the total management fee before waivers. The Registrant has deleted the footnote references from the line item.

Comment 3:

In the subsection entitled “Fees and Expenses of the Portfolio,” please delete the footnote reference on the “Other Portfolio Expenses” line item in the fee table since total expenses should be reflected here.

Response 3:	The requested change has been made.

Comment 4:	In the subsection entitled “Fees and Expenses of the Portfolio,” please confirm that the fees and expenses in the fee table will reflect the expenses of the new master fund.

Response 4:	The Registrant confirms that the fees and expenses in the fee table reflect the expenses of the new master fund.

Comment 5:

In the subsection entitled “Fees and Expenses of the Portfolio,” footnote 3 of the fee table states that the waiver will be in effect through October 1, 2019. Please confirm that the waiver referenced in this footnote will last no less than one year from the effective date of the Amendment.

Response 5:	The Registrant has revised the expiration date of the waiver and confirms that the waiver will not be terminated within less than a year from the effective date of the Amendment.

Comment 6:

In the subsection entitled “Fees and Expenses of the Portfolio,” the penultimate sentence in footnote 4 of the fee table contains the defined term “Advisory Fee Waivers.” Does this defined term pertain to the fee waivers offered by both SunAmerica and Capital Research noted above in footnotes 2 and 3. Please clarify.

Response 6:	The Registrant submits that the defined term “Advisory Fee Waivers” only pertains to the SunAmerica fee waiver noted in footnote 2. The requested clarification has been made.

Comment 7:	In the subsection entitled “Fees and Expenses of the Portfolio,” footnote 4 states,

in relevant part, the following: “provided that such payments to SunAmerica will not be made if it would cause the ‘Total Annual Portfolio Operating Expenses’ of the Portfolio or class thereof to exceed the lesser of.” Please revise this phrase to read “provided that such payments to SunAmerica will not be made if it would cause the ‘Total Annual Portfolio Operating Expenses’ of the Portfolio or class thereof to exceed, after giving effect to the amount of the recoupment, the lesser of.”

Response 7:	The Registrant respectfully declines to make the requested change, as it believes that the current disclosure with respect to recoupment payments is clear.

Comment 8:

In the subsection entitled “Fees and Expenses of the Portfolio,” the penultimate sentence of the Expense Example references the “contractual waiver of SunAmerica’s advisory fee.” The Capital Research fee waiver is not mentioned here. Should it also be mentioned?

Response 8:	The Registrant has revised the disclosure to reference also the Capital Research fee waiver.

Comment 9:

In the subsection entitled “Principal Investment Strategies of the Portfolio,” the fourth sentence of the second paragraph states that the “Growth-Income Fund focuses on investments in medium to larger capitalization companies.” Please consider adding disclosure concerning the meaning of medium and larger capitalization companies.

Response 9:

The Registrant respectfully declines to make this change. The Portfolio, which is a feeder fund, invests all or substantially all of its assets in the Master Managed Risk Fund, and the Master Managed Risk Fund’s prospectus utilizes the same disclosure.

Comment 10:

In the subsection entitled “Principal Investment Strategies of the Portfolio,” the second sentence of the fourth paragraph states that, “[a]lthough the Bond Fund may generally invest in debt securities of any maturity or duration, such contracts are normally of short duration and may be replaced by another contract prior to maturity.” With respect to duration, please define the concept and include an example.

Response 10:

The Registrant respectfully declines to make this change. The Portfolio, which is a feeder fund, invests all or substantially all of its assets in the Master Managed Risk Fund, and the Master Managed Risk Fund’s prospectus utilizes the same disclosure.

Comment 11:	In the subsection entitled “Performance Information,” please revise the description of the additional indices in the lead-in paragraph per Item 4(b)(2)(iii), Instruction 2(b) of Form N-1A.

Response 11:	The requested change has been made.

Comment 12:

Please confirm that the defined term “Master Fund” in the third sentence of the subsection entitled “SunAmerica Series Trust: A Quick Note About the Portfolio – Master-Feeder Mutual Fund Structure” references the same master fund noted in the principal investment strategies. If so, please revise so that only one defined term is used throughout the Prospectus.

Response 12:	The requested change has been made.

Comment 13:

In the subsection entitled “Portfolio Details – About the Indices,” the definition for the S&P 500 Managed Risk Index – Moderate contains the phrase “based on realized volatilities of the underlying equity and bond indices.” Please disclose what these indices are.

Response 13:	The requested change has been made.

Comment 14:

In the subsection entitled “Management – Information about the Investment Adviser to the Master Fund – Management Fee,” please state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets. See Item 10(a) of Form N-1A. In light of the change in the Portfolio’s master fund, please consider adding disclosure about the new management fee to be paid under the new master fund as well.

Response 14:

The Registrant respectfully submits that the aggregate fee paid to the investment adviser for the most recent fiscal year as a percentage of average net assets is already included in the above-referenced subsection.  The Registrant has added disclosure concerning the management fee to be paid by the Portfolio under the new master fund.

Comment 15:

In the fourth paragraph under the subsection entitled “Management – Information about the Investment Adviser to the Master Fund,” please update the December 31, 2017 reference to reflect the year 2018.

Response 15:	The Registrant respectfully declines to make the requested change as the Amendment will become effective prior to December 31, 2018.

Comment 16:	Please confirm that the expense table in the subsection entitled “Management – Information about the Investment Manager to the Portfolio” will contain the expenses of the new master fund.

Response 16:	The Registrant confirms that the expense table contains the expenses of the new master fund.

Comment 17:

Please note that the comments given in the “Fees and Expenses of the Portfolio” subsection apply to the last paragraph of the subsection entitled “Management – Information about the Investment Manager to the Portfolio.” Please make conforming changes, as applicable.

Response 17:	The requested changes, as applicable, have been made.

SAI

Comment 18:	Please revise the last sentence of the first paragraph in the section entitled “Investment Restrictions” to include an exception with respect to the borrowing of money.

Response 18:	The requested change has been made.

* * * * * * * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Edward Gizzi, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP